SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549
                               SCHEDULE 13G
                Under the Securities Exchange Act of 1934
                            (Amendment No.  )*


                            ROHM AND HAAS COMPANY
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                              (Name of Issuer)

                                Common Stock
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                      (Title of Class of Securities)

                                 775371-10-7
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                               (CUSIP Number)


Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                      (Continued on following page(s))

                              Page 1 of 4 Pages

CUSIP No. 775371-10-7                13G                    Page 2 of 4 Pages
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     1.   NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          William D. Haas
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     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (A) /   /
                                                                   (B) /   /
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     3.   SEC USE ONLY ___________________________________


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     4.   CITIZENSHIP OR PLACE OF ORGANIZATION
          USA

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  NUMBER OF         5.   SOLE VOTING POWER            43,866
   SHARES           ---------------------------------------------------------
BENEFICIALLY        6.   SHARED VOTING POWER       9,857,182
  OWNED BY          ---------------------------------------------------------
EACH REPORT-        7.   SOLE DISPOSITIVE POWER       43,866
 ING PERSON         ---------------------------------------------------------
    WITH            8.   SHARED DISPOSITIVE POWER  9,857,182

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     9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          9,901,048

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    10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES*
          See Disclaimer
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    11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          16.283%

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    12.   TYPE OF REPORTING PERSON*
          Individual

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                    *SEE INSTRUCTION BEFORE FILLING OUT!

Schedule 13G
CUSIP No: 775371-10-7
Page 3 of 4 Pages

                     SECURITIES and EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                SCHEDULE 13G
                  Under the Securities Exchange Act of 1934

                                                      Fee paid herewith ( -- )

Item 1 (a)   Name of Issuer:
             Rohm and Haas Company

Item 1 (b)   Address of Issuer's Principal Executive Offices:
             100 Independence Mall West, Philadelphia, PA  19106-2399

Item 2 (a)   Name of Person Filing:
             William D. Haas     SSN: ###-##-####

Item 2 (b)   Address of Principal Business Office, or if none, Residence:
             P.O. Box 125
             Bear Creek, PA  18602-0125

Item 2 (c)   Citizenship:
             U.S.A.

Item 2 (d)   Title of Class Securities:
             Common Stock

Item 2 (e)   CUSIP Number:
             775371-10-7

Item 3       Not Applicable

Item 4       Ownership as of December 31, 1997

Shares             Percentage   Sole      Shared    Sole          Shared
Beneficially       of           Power     Power     Power of      Power of
Owned              Class        to Vote   to Vote   Disposition   Disposition
------------       ----------   -------   -------   -----------   -----------
   43,866 (1)          .072        X                     X
   62,254 (2)          .103                  X                         X
  767,016 (3)         1.261                  X                         X
9,027,912 (4)        14.847                  X                         X
                     ------
Total not discl.     16.283

1,939,860 (5)         3.190                  X                         X
7,223,520 (6)        11.880                  X                         X
1,161,384 (7)         1.910                  X                         X
  329,624 (8)          .542                  X                         X

Schedule 13G
CUSIP No: 775371-10-7
Cont. Page 4 of 4 Pages

Note:    (1) Direct Owner
         (2) Owned as joint tenant with right of survivorship with spouse.
         (3) Undersigned is also co-trustee and beneficiary of a trust established 12/20/45.
         (4) Undersigned is co-trustee and beneficiary of a trust established 12/21/45.
         (5) Undersigned is co-trustee and beneficiary of a charitable trust established 8/3/55.
         (6) Undersigned is co-trustee and beneficiary of a charitable trust established 9/28/56.
         (7) The Phoebe W. Haas Charitable Trust established 8/24/61 as a single trust was divided into two separate but equal parts effective February 1, 1972. The undersigned is co-trustee of one such part.
         (8) Undersigned is a Corporate Member of a charitable foundation which owns these shares. Any "Beneficial Interest" in these shares is disclaimed.

Item  5      Ownership of Five Percent or less of a Class:
             Not Applicable

Item  6      Ownership of more than Five Percent on Behalf of
             Another Person:
             See Item 4

Item 7 Identification and Classification of the Subsidiary which acquired the Security Being Reported on By the Parent Holding Company:
             Not Applicable

Item  8      Identification and Classification of Members of the Group:
             Not Applicable

Item  9      Notice of Dissolution of Group:
             Not Applicable

Item 10      Certification:
             Not Applicable


Signature:   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:        January 27, 1998


Signature:   WILLIAM D. HAAS
             --------------------------------
             William D. Haas